SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January, 2003

CERAMIC INTERNATIONAL, INC.
(Translation of registrant's name into English)

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 (Avenida Carlos Pacheco) No. 7200, del Sector 26, C.P. 31060, Chihuahua

Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

ITEMS INCLUDED

1.    On January 30, 2003 Internacional de Ceramica, S. A de C V ("the Company") is sending copy of the Fourth Quarter 2002 Financial Information. This information was sent to the Bolsa Mexicana de Valores on January 30, 2003. A copy of this information is attached to this report as Exhibit A.

2.    On January 30. 2003 Internacional de Ceramica, SA. de C.V. ("The Company") is sending copy of the Fourth Quarter 2002 Quarterly Report. This information was sent to the Bolsa Mexicana de Valores on January 30, 2003. A copy of this information is attached to this report as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                        By:                Jesus A. Olivas

                                                                            Jesus A. Olivas

                                                                            Chief Financial Officer

Date: January 30, 2003.

EXHIBIT A

 Fourth Quarter 2002 Financial Information.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31 2002 AND 2001
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	3,061,487		2,928,828
2	CURRENT ASSETS	1,262,355	41	1,239,611	42
3	Cash and Short-Term Investments	87,472	3	222,301	8
4	Accounts and Documents Receivable (Net)	333,175	11	317,445	11
5	Other Accounts and Documents Receivable	28,404	1	27,285	1
6	Inventories	774,244	25	648,516	22
7	Other current assets	39,060	1	24,064	1
8	LONG-TERM	7,351	0	9,065	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	7,351	0	9,065	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,730,033	57	1,636,396	56
13	Property	860,994	28	854,311	29
14	Machinery and Industrial	1,862,198	61	1,641,018	56
15	Other equipment	258,679	8	229,050	8
16	Accumulated depreciation	1,346,485	44	1,131,091	39
17	Construction in progress	94,647	3	43,108	1
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	61,748	2	43,756	1
20	TOTAL LIABILITIES	1,972,462	64	1,903,040	65
21	CURRENT LIABILITIES	700,346	23	1,336,221	46
22	Suppliers	284,748	9	145,098	5
23	Bank loans	261,134	9	73,831	3
24	Stock market loans	0	0	947,181	32
25	Taxes to be paid	3,305	0	3,613	0
26	Other current liabilities	151,159	5	166,498	6
27	LONG-TERM LIABILITIES	948,036	31	249,561	9
28	Bank loans	948,036	31	246,550	8
29	Stock market loans	0	0	0	0
30	Other loans	0	0	3,011	0
31	Deferred loans	324,080	11	313,954	11
32	Other liabilities	0	0	3,304	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,089,025	36	1,025,788	35
34	MINORITY INTEREST	200,724	7	198,876	7
35	MAJORITY INTEREST	888,301	29	826,712	28
36	Contributed	1,858,026	61	1,862,982	64
37	Paid in Capital Stock (Nominal)	53,021	2	57,928	2
38	Restatement of paid in capital stock	625,530	20	625,579	21
39	Premium on sales of shares	1,179,475	39	1,179,475	40
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-969,725	-32	-1,036,070	-35
42	Retained Earnings and capital reserve	187,444	6	194,640	7
43	Repurchase fund of shares	170,782	6	26,212	1
44	Excess (shortfall) in restatement of holders equity	-1,415,022	-46	-1,448,071	-49
45	Net income for the year	87,071	3	191,149	7
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	87,472	100	222,301	100
46	Cash	0	0	0	0
47	Short term investments	87,472	100	222,301	100
18	DEFERRED ASSETS (NET)	0	0	0	0
48	Amortiz3d r redeemed expenses	0	0	0	0
49	Goodwill	0	0	0	0
50	deferred taxes	0	0	0	0
51	others	0	0	0	0
21	CURRENT LIABILITIES	700346	100	1336221	100
52	Foreign currency liabilities	420,068	60	1,191,275	89
53	Mexican pesos liabilities	280278	40	144946	11
24	STOCK MARKETS LOANS	0	0	947,181	0
54	Commercial paper	0	0	0	0
55	Current maturities of medium term	0	0	0	0
56	Current maturities of bonds	0	0	947,181	0
26	OTHER CURRENT LIABILITIES	151,159	100	166,498	100
57	Other current liabilities with cost	0	0	0	0
58	Other current liabilities without cost	151159	100	166498	100
27	LONG TERM LIABILITIES	948,036	100	249,561	100
59	Foreign currency liabilities	948,036	100	246,550	99
60	Mexican pesos liabilities	0	0	3,011	1
29	STOCK MARKET LOANS	0	0	0	0
61	Bonds	0	0	0	0
62	Medium term notes	0	0	0	0
30	OTHER LOANS	0	0	3,011	0
63	Other loans with cost	0	0	0	0
64	Other loans without cost	0	0	3,011	0
31	DEFERRED LOANS	324,080	100	313,954	100
65	Negative goodwill	0	0	0	0
66	Deferred taxes	324080	100	313,954	100
67	Other	0	0	0	0
32	OTHER LIABILITIES	0	0	3,304	0
68	Reserves	0	0	0	0
69	Other liabilities	0	0	3,304	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	-1,415,022	100	-1,448,071	100
70	Accumulated income due to monetary position	0	0	0	0
71	Income from non monetary position	-1,415,022	100	-1,448,071	100
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER CONCEPTS
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
72	WORKING CAPITAL	87,472	100	222,301	100
73	PENSIONS FUND AND SENIORITY	0	0	0	0
74	EXECUTIVES (*)	87,472	100	222,301	100
75	EMPLOYERS (*)	0	0	0	0
76	WORKERS (*)	0	0	0	0
77	CIRCULATION SHARES (*)	0	0	0	0
78	REPURCHASED SHARES (*)	0	0	0	0

(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1ST TO DECEMBER 31ST OF 2002 AND 2001
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
1	NET SALES	3,058,853	100	2,971,573	100
2	COST OF SALES	1,927,568	63	1,866,093	63
3	GROSS INCOME	1,131,285	37	1,105,480	37
4	OPERATING EXPENSES	841,221	28	766,972	26
5	OPERATING INCOME	290,064	9	338,508	11
6	TOTAL FINANCING COST	157,527	5	24,964	1
7	INCOME AFTER FINANCING COST	132,537	4	313,544	11
8	OTHER FINANCIAL OPERATIONS	12,012	0	50,096	2
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	120,525	4	263,448	9
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	14,630	0	50,287	2
11	NET INCOME AFTER TAXES AND WORKERS SHARING	105,895	3	213,161	7
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	-420	0	1,336	0
13	CONSOLIDATES NET INCOME	105,475	3	214,497	7
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	105,475	3	214,497	7
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	105,475	3	214,497	7
19	NET INCOME OF MINORITY INTEREST	18,404	1	23,348	1
20	NET INCOME OF MAJORITY INTEREST	87,071	3	191,149	6

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
1	NET SALES	3,058,853	100	2,971,573	100
21	DOMESTIC	1,724,402	56	1,760,109	59
22	FOREIGN	1,334,451	4	1,211,464	4
23	TRANSLATED INTO DOLLARS (***)	130,871		117,420

6	TOTAL FINANCING COST	157,527	100	24,964	100
24	INTEREST PAID	107,475	68	138,748	556
25	EXCHANGE LOSSES	216,266	137	96,325	386
26	INTEREST EARNED	7,476	5	6,115	24
27	EXCHANGE PROFITS	107,885	68	145,718	584
28	GAIN DUE TO MONETARY POSITION	-50,853	-32	-58,312	-234

8	OTHER FINANCIAL OPERATIONS	12,012	100	50,096	100
29	OTHER NET EXPENSES (INCOME) NET	12,012	100	50,096	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	14,630	100	50,287	100
32	INCOME TAX	19,521	133	17,080	34
33	DEFERRED INCOME TAX	-8,448	-58	29,742	59
34	WORKERS PROFIT SHARING	3,557	24	3,465	7
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC				QUARTER: 4	2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
S	CONCEPTS	Amount	%	Amount	%
36	TOTAL SALES	3,058,853	100	2,971,573	100
37	NET INCOME OF THE YEAR	1,724,402	56	1,760,109	59
38	NET SALES (**)	1,334,451	4	1,211,464	4
39	OPERATING INCOME (**)	130,871		117,420
40	NET INCOME OF MAJORITY INTEREST (**)
41	NET CONSOLIDATED INCOME (**)	157,527	100	24,964	100

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES
FROM JANUARY THE 1ST TO DECEMBER 31ST OF 2002 AND 2001
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
S	CONCEPTS	Amount	Amount
1	Consolidated net	105,475	214,497
2	+ (-) items added to income which do not require using cash	120,151	217,523
3	Cash flow from net income of the year	225,626	432,020
4	Cash flow from change in working capital	-73,140	-108,792
5	Cash generated (used) in operating activities	152,486	323,228
6	Cash flow from external financing	-58,391	-109,575
7	Cash flow from internal financing	-58,734	-22,251
8	Cash flow generated (used) by financing	-117,125	-131,826
9	Cash flow generated (used) by investment activities	-170,190	-108,808
10	Net increase (decrease) in cash and investments	-134,829	82,594
11	Cash and short term investments at the beginning of the period	222,301	139,707
12	Cash and short term investments at the end of the period	87,472	222,301

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT OF CHANGES
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)
REF		QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
S	CONCEPTS	Amount	Amount
2	+ (-) items added to income which do not require using cash	120,151	217,523
13	Depreciation and amortization the period	149,839	142,702
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	-29,688	74,821

4	Cash flow from change in working capital	-73,140	-108,793
18	+ (-) decrease (increase) in account receivables	16,865	-29,764
19	+ (-) decrease (increase) in inventories	-125,728	135,744
20	+ (-) decrease (increase) in other account receivables	-31,741	-13,141
21	+ (-) decrease (increase) in suppliers	139,650	-47,467
22	+ (-) decrease (increase) in other liabilities	-38,456	-154,165

6	Cash flow from external financing	-58,391	-109,574
23	+ short term bank and stock market	-759,877	886,342
24	+ long term bank and stock market	701,486	-995,916
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0

7	Cash flow from internal financing	-5,734	-22,252
30	+ (-) increase (decrease) in capital	-58,734	-22,252
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0

9	Cash flow generated (Utilized) in investment activities	-170,190	-108,808
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, plant and equipments	-170,190	-108,808
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RATIOS
CONSOLIDATED

REF		QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
S	CONCEPTS	Amount	Amount
	YIELD
1	Net income to net sales	3.45%	7.22%
2	Net income to stock holders equity (**)	9.80%	23.12%
3	Net income to total assets (**)	3.45%	7.32%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	48.21%	27.19%
	ACTIVITY
6	Net sales to net assets (**)	1.00 times	1.01 times
7	Net sales to fixed assets (**)	1.77 times	1.82 times
8	Inventories rotation (**)	2.49 times	2.88 times
9	Accounts receivable in days of sales	34 days	33 days
10	Paid interest to talt liabilities with cost (**)	8.89%	10.95%
	LEVERAGE
11	Total liabilities to total assets	64.43%	64.98%
12	Total liabilities to stock holders equity	1.81 times	1.86 times
13	Foreign currency liabilities to total liabilities	69.36%	75.55%
14	long term liabilities to fixed assets	54.80%	15.25%
15	Operating income to interest paid	2.70 times	2.44 times
16	Net sales to total liabilities (**)	1.55 times	1.56 times
	LIQUIDITY
17	Current assets to current liabilities	1.80 times	0.93 times
18	Current assets less inventory to current liabilities	0.70 times	0.44 times
19	Current assets to total liabilities	0.64 times	0.65 times
20	available assets to current liabilities	12.49%	16.64%
	CASH FLOW
21	Cash flow from net income to net sales	7.38%	14.54%
22	Cash flow from changes in working capital to net sales	-2.39%	-3.66%
23	Cash generated (used) in operating to interest paid	1.42 times	2.33 times
24	External financing to cash generated (used) in financing	49.85%	83.12%
25	Internal financing to cash generated in financing	50.15%	16.88%
26	To cash generated (used) in investment activities	100.00%	100.00%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

REF		QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
S	CONCEPTS	Amount	Amount

1	Basic profit per ordinary share (**)	0.75	1.65
2	Basic profit per preferential share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per common share (**)	2.74	2.92
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	8.38	7.14
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.37 times	2.43 times
12	Market price to basic profit per ordinary share (**)	15.36 times	8.28 times
13	Market price to basic profit per preferential share (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

Final Printing

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPANIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1 #9; Final Printing

Interceramic Reports Record Sales in 2002

Without regard for the global economic slowdown and uncertainty over fears of war in the Middle East and ongoing threats and acts of terrorism, demand in the ceramic tile markets was surprisingly firm in 2002. At Interceramic, although we posted another record year with sales topping US $300 million for the first time, we view 2002 more for opportunities not quite realized and ready for seizing in 2003. Over the course of the year we pursed an aggressive growth strategy, which included dedicating increasing amounts of our production capacity to high margin, innovative products, outsourcing manufacture of lower end products with third parties and ramping up our sales and distribution infrastructure. Our production of "rectified" tile-close fitting tile with virtually no grout seam-has proven extremely successful and we will double our production capacity of this product starting in February. Interceramic is currently the only company in North America making this cutting-edge, high fashion product. We also launched during 2002 an innovative range of glazed porcelain tile products into the United States market and are commencing distribution of them in Mexico as well. An extremely upscale product, glazed porcelain tile represents the absolute top of the ceramic tile industry worldwide and has been very well received. In the course of shifting more attention to these kinds of offering we also continued to push advances in efficiencies and technologies in our production facilities and expansions in our wholly owned distribution networks, spending a total of US $16.6 in capital expenditures during the year. These efforts have led, among other efficiencies, to a material decrease in headcount in the past couple of years (down 21.7 percent from 3,947 to right around 3,089) even while our production has gotten more efficient.

On the infrastructure side, to prepare for higher sales levels, we added several new points of sale in critical markets both in Mexico and the United States. In each market we have expanded customer service operations and invested heavily in new marketing programs and expanding and improving our sales force. Further, we are in the final implementation stages of an immense Oracle supply chain management system that ties Interceramic electronically with each link in the chain from raw materials to manufacturing, warehousing, distribution and ultimate sale, making our production much more attuned to demand throughout our sales networks in the United States and Mexico. These extensive improvements, while adding expense to 2002, leave us in perfect shape to pump more sales through our distribution in 2003.

Some poor timing early in the year however led to significant outages of lower price products which play an important role in drawing customers to our stores. While we contracted with outside manufacturers to supply us with these products, the private label programs came with unforeseen glitches that took most of the year to shake out. The end result for the year was that although sales grew, we fell far short of our 15 percent target. At US $300.0 million, 2002 sales were 4.19 percent over sales of US $288.0 million in 2001. Our gross margin at 37.00 percent was pretty much in line with the 37.21 percent tagged last year. But the increased operating expense incurred to support our projected sales growth pinched our operating margin when sales were less than expected, and at US $28.5 million in 2002 our operating income dropped 13.33 percent over US $32.9 million in 2001. Earnings before interest, taxes, depreciation and amortization ("EBITDA") suffered as a result and although strong at US $43.2 million still dipped 7.53 percent over the US $46.7 million recorded in 2001. The refinancing of our US $90.0 million Eurobond debt into a secured, US $100.0 million syndicated loan that was consummated in mid-2002 dramatically reduced our interest cost however, and our financial ratios during the year remained excellent with a debt service coverage ratio of 4.4 at the end of 2002 compared to 3.6 at December 31 and a ratio of debt to EBITDA of 2.7, the same as at the end of last year.

For the first time in recent memory, sales in Mexico registered a slight dip over the previous year, with Mexican sales of US $169.1 million down almost one percent from the US $170.6 million in sales for 2001. Sales of product by volume in Mexico were down as well, 4.58 percent lower in 2002 than in 2001. Without question, severe shortages of lower priced products in our Mexican stores during 2002-particularly early in the year-really hampered our efforts in the country. The less expensive products are important in catching the attention of consumers and getting them into the store where they might buy more or higher end product. With an obvious lack of these products in most of our stores, traffic in many locations clearly fell off. This trend is reversing itself as the private label program matures, and our expectations for renewed sales growth in Mexico during 2003 are high.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1 Final Printing

The International markets-primarily the United States-provided a healthy boost during the year. International sales of US $130.9 million climbed by 11.45 percent over sales of US $117.4 million in 2001. Despite the negative impact of product outages that occurred in the United States as well, we ended up selling more than ten percent square meters than last year. During the year we opened two new "Ceramic Tile International" company stores, including our first in the colossal southern California area, and we started development work on three other new CTI stores. Extraordinary potential remains to be tapped in the United States and we look forward to this continuing challenge.

In the main, Interceramic's fourth quarter results in 2002 reflect the overall trend of the year. Fourth quarter sales of US $76.5 million represented a 4.55 percent increase over sales of US $73.1 million in the fourth quarter of 2001. Operating income sagged by almost 19 percent over the two periods, with operating income of US $6.0 million in the fourth quarter of 2002 compared to US $7.4 million in 2001. EBITDA of US $9.8 million in the fourth quarter of 2002 slid by 9.36 percent under EBITDA of US $10.8 million in the fourth quarter of 2001.

Notwithstanding the snags encountered in 2002, our infrastructure is up and running, the bugs worked out and the products flowing through our web of distribution throughout Mexico and the United States. Our plants are efficient and our products exciting and innovative. There should be no obstacle to achieving our objectives in 2003 and we plan on delivering results. As always, we are thankful for and appreciate the support of our investors, customers and suppliers.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 #9; Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from JANUARY '02 to DECEMBER '02 was 9.83% compared to the inflation for the same period of 5.70%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information". Consequently, the amounts shown in the accompanying financial statements and in their notes are expressed in thousands of constant pesos as of DECEMBER 2002.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated using a common restatement factor, which was determined based on the weighted average selling rates for each currency.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were made, expressed at end of year in constant pesos.

VII. Investments in companies in which the Company owns between 10% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 10% or over which the Company does not exercise significant control are recorded using the cost method.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2 Final Printing

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:

2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.

5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO HE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FISED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3					CONSOLIDATED
					Final Printing
			NUMBER		TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITY	OF	OWNERSHIP	(Thousands of Pesos)
			SHARES	%	Acquisition Cost	Present Value
SUBSIDIARIES

1	ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51	168	24,670
2	INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100	2,423	322,798
3	INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100	3	1,776
4	RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	177,020
5	DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100	1	-15,430
6	INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100	1	-631
7	MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100	1	440
8	INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100	1	90
9	OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100	1	222

TOTAL INVESTMENT IN SUBSIDIARIES					2,600	510,955
ASSOCIATED

1	CASINO DE CHIHUAHUA	ACCIONES	2	1	175	1
2	NORTEXPORT	ACCIONES	1	1	260	1
3	MAYO Y ASOCIADOS	ACCIONES	5,000	30	1	5
4	CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.4	49	20
5	PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.7	1	4,384
6	PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	65,870	5.5	1	987
7	ELECTRONIC PUBLISHING	ACCIONES	3,700	17.56	1,000	1,831
8	TEATRO MUSICAL DE CHIHUAHUA	ACCIONES	41,250	0	1	41
9	FIDEICOMISO SACRAMENTO	ACCIONES	1	0	1	81

TOTAL INVESTMENT IN SUBSIDIARIES					1,489	7,351
OTHER PERMANENT INVESTMENT

TOTAL						518,306
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)
ANNEX 4

					DEPRECIATION	CARRYING VALUE
	AQUISITION	ACCUMULATED	CARRYING		ON	(+) REVALUATION
CONCEPT	COST	DEPRECIATION	VALUE	REVALUATION	REVALUATION	(-) DEPRECIATION

DEPRECIABLE
ASSETS

PROPERTY	312,254	118,760.00	193,494.00	413,599	114,737	492,356
MACHINERY	883,799	396,510.00	487,289.00	978,399	538,167	927,521
TRANSPORT EQUIPMENT	30,287	20,093.00	10,194.00	25,109	23,589	11,714
OFFICE EQUIPMENT	115,193	81,232	33,961	31,056	20,088	44,929
COMPUTER EQUIPMENT	39,977	18532.00	21445.00	17,057	14,777	23,725
OTHER	0	0.00	0.00	0	0	0
DEPRECIABLES TOTAL	1,381,510	635,127	746,383	1,465,220	711,358	1,500,245

NOT DEPRECIABLE
ASSETS

GROUNDS	20,172	0.00	20172.00	114,969	0	135,141
CONSTRUCTIONS IN PROCESS	94,647	0.00	94647.00	0	0	94,647
OTHER	0	0.00	0.00	0	0	0

NOT DEPRECIABLE TOTAL	114,819	0	114,819	114,969	0	229,788

TOTAL	1,496,329	635,127	861,202	1,580,189	711,358	1,730,033

STOCK EXCHANGE CODE: CERAMIC						MEXICAN STOCK EXCHANGE
INTERNACIONAL DE CERAMICA, S.A. DE C.V.						ANNEX 5								QUARTER: 4 YEAR: 20002
						CREDTIS BREAKDOWN									Final Printing
						(Thousands of Pesos)									CONSOLIDATED

Credit	Amorti-	Rate	Denominated in Pesos		Amortization of Credtis in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
Type	zation	of	Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution	Date	Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS WITH WARRANTY
BANAMEX - REFACCIONARIO
NASSETTI ETTORE - DOCUMENTO
SINDICADO	31/08/2007	4.16%										162,922	181,825	207,800	233,775	259,750
BANCOMER - L. REVOLVENTE	27/01/2003	2.44%										51,964	0	0
BANAMEX - L. REVOLVENTE	17/01/2003	3.62%										20,805	0	0	0	0
BANAMEX - LP
BANAMEX - REFACCIONARIO
BANAMEX - L. REVOLVENTE	03/03/2003	4.94%										1,028	0	62,340	0
NATIONAL LIFE VERMONT - DOCUMENTO
SACMI - DOCUMENTO
CAPITAL LEASE - PRENDARIO	24/04/2007	7.81%										359	414	141	122	74

OTHER FINANCIAL ENTITIES
ORACLE	01/06/2004	5.00%										3,076	1,795	0	0	0
IFC - HIPOTECARIO	15/04/2003	5.13%										20,980	0	0	0	0
TOTAL BANKS			0								0	261,134	184,034	270,281	233,897	259,824

Credit	Amorti-	Rate	Denominated in Pesos		Amortization of Credtis in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
Type	zation	of	Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution	Date	Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
SUPPLIERS
CARLSON SYSTEM												22,139
FERRO MEXICANA												13,554
COLCERAMICA												9,120
ESMALGLASS												5,324
IPADEX												5,299
NUOVAFIMA												4,986
KOHLER CO.												4,835
ESMALTES Y COLORANTES COVER												4,806
STERLING PLUMBING GROUP INC.												3,145
SERVICIO INDUSTRIAL CERAMICO												1,751
CAJAS Y CORRUGADOS			4,078
ARTES GRAFICAS PANORAMA			607
BEMIS DE MEXICO			593
CERAMIKON			579
TECNICA ELECTRICA DE PARRAL			569
GL DE MONTERREY			415
METSO MINERALS IRAPUATO			408
MATERIAS PRIMAS MINERALES DE			407
JAIME DE LOS RIOS RUBIO			370
RODAMIENTOS Y REPRESENT INDUSTRIALES			366
OTROS			174,102									27,295
TOTAL SUPPLIERS			182,494									102,254

Credit	Amorti-	Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
Type	zation	of	Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution	Date	Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
			94,479	0								56,680
TOTAL OTHER			94,479	0								56,681

GRAND TOTAL			276,973	0	0	0	0	0	0	0	0	420,069	184,034	270,281	233,897	259,824

* ALL CREDITS ARE DENOMINATED IN DOLLARS.
* THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $10.39 MXP.
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

	DOLLARS		OTHER CURRENCIES			TOTAL
TRADE BALANCE	THOUSANDS OF	THOUSANDS OF	THOUSANDS OF	THOUSANDS OF		THOUSANDS OF
	DOLLARS	PESOS	DOLLARS	PESOS		PESOS
1. INCOME

EXPORTS	30,396	309,533	0	0		309,533
OTHER	0	0	0	0		0

TOTAL	30,396	309,533	0	0		309,533
2. EXPENDITURES

IMPORT (RAW MATERIAL)	20,018	196,198	0	0		196,198
INVESTMENT	0	0	0	0		0
OTHER	16,127	163,414	0	0		163,414

TOTAL	36,145	359,612	0	0		359,612

NET BALANCE	-5,749	-50,079	0	0		-50,079

FOREIGN CURRENCY
POSITION

TOTAL ASSETS	139,757	1,452,077	0	0		1,452,077
LIABILITIES POSITION	131,675	1,368,104	0	0		1,368,104
SHORT TERM LIABILITIES POSITION	40,430	420,068	0	0		420,068
LONG TERM LIABILITIES POSITION	91,245	948,036	0	0		948,036

NET BALANCE	8,082	83,973	0	0		83,973

CURRENT RATE BETWEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 10.39 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME
FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Pesos)
ANNEX 7

			(ASSET) LIABILITIES			MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION		AND LOSS

JANUARY	1,197,344	2,153,067	955,722	0.59		5,614
FEBRUARY	1,254,172	2,192,258	938,086	0.00		19
MARCH	1,078,114	2,611,699	1,533,584	0.54		8,274
APRIL	1,396,069	2,566,414	1,170,345	0.56		6,574
MAY	1,316,263	2,499,827	1,183,564	0.27		3,220
JUNE	1,428,071	1,563,212	135,141	0.30		408
JULY	1,364,726	2,331,526	966,800	0.25		2,395
AUGUST	1,584,295	2,555,717	971,421	0.31		2,973
SEPTEMBER	1,585,124	2,589,986	1,004,862	0.53		5,369
OCTOBER	1,647,988	2,662,649	1,014,661	0.33		3,338
NOVEMBER	1,727,819	2,713,860	986,041	0.52		5,172
DECEMBER	1,179,590	3,291,383	2,111,793	0.35		7,497

ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER

TOTAL						50,853

WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE
EFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC	QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET
(Thousands of Pesos)
ANNEX 8

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 4 YEAR: 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT
			CONSOLIDATED

PLANT		PLANT
OR	ECONOMIC	CAPACITY	UTILIZATION
CENTER	ACTIVITY	(1)	(%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	82.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPCITY IS EXPRESSED IN SQ. METERS PER YEAR.
THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS. FOR
THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

MAIN RAW MATERIALS
(Thousands of Pesos)
ANNEX 10
				CONSOLIDATED
					COST
DOMESTIC	MAIN	FOREIGN	MAIN	DOM.	PRODUCTION
	SUPPLIERS		SUPPLIERS	SUBST.	(%)

ARCILLAS	PROCESADORA DE MATERIALES CER				6.66
FRITAS	ESMALTES Y COLORANTES COVER	FRITAS	COLOROBIA	S	5.63
	ESMACER		ESMALGLASS	S
COLORES	CERDEC	COLORES	ESMACER	S	9.97
	ESMALTES Y COLORANTES COVER
	FERROMEXICANA
	ESMACER
CORINDONES	IMPORATACIONES PRO. DE ADQUI.				0.30
	PROINT
OXIDOS	DE MATEO Y CIA	OXIDOS	MINERA AUTLAN	S	0.28
	IMPORATACIONES PRO. DE ADQUI.
	MINERA AUTLAN
MATS CERAMICOS	DERIVADOS METALORGANICOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	3.80
	MOLINOS DEL NORTE		KENTUCKY AND TENNESSEE	S
	MAT PRIMAS MINERALES DE AHUAZ		FELDESPAR CORP	S
	MINERA NYCO
	MATERIAS PRIMAS LAMPAZOS
EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUE	CARLSON SYSTEMS	S	6.11
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.15
GOMA	QUIMICA AMTEX				2.65
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.01
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11							CONSOLIDATED
DOMESTIC SALES							Final Printing
	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM	20,630	1,862,238	15,331	1,383,913	18.00	INTERCERAMIC	DISTRIBUCION INTERCERAMIC
OTROS				340,489			GRUPO COMERCIAL INTERCERAMIC
							INTERACABADOS DE OCCCIDENTE
							MAT ARQ Y DECORATIVOS
							CERAMICA DEL BAJIO
							SI S.A DE C.V.
							INTERAMBIENTES CERAMICOS
							PISOS Y BAYOS, S.A. DE C.V.
							PISOS Y RECUB CERAMICOS
							PROCERVER, S.A. DE C.V.
TOTAL		1,862,238		1,724,402

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4		YEAR 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11							CONSOLIDATED
FOREIGN SELLS							Final Printing
	TOTAL PRODUCTION		NET SALES			MAIN
MAIN PRODUCTS					DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			10,651	1,105,051	ESTADOS UNIDOS	INTERCERAMIC	INTERCERAMIC INC.
OTROS				229,400	CANADA	A.OLEN	DALTILE
						DALTILE

TOTAL				1,334,451

NOTES
* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTOS ARE JUST FOR
COMERCIALIZATION AND NON PRODUCED BY THE COMPANY.
BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4		YEAR 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)
ANNEX 12							CONSOLIDATED
							Final Printing

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF:			2001			6,207,570

Number of Shares outstanding at the Date of the NFEA: (Units)						115,856,150

		ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES CONSOLIDATED

DIVIDENDS COLLECTED IN THE PERIOD
QUARTER		SERIES		NUMBER OF SHARES		DATE OF	AMOUNT
				OUTSTANDING		SETLEMENT
0		0		0			0

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000

	FISCAL EARNINGS					0
	-DETERMINED INCOME					0
	+DEDUCTED WORKER'S PROFIT DEDUCTED					0
	-DETERMINED WORKER PROFIT SHARING					0
	-DETERMINED NFE					0
	-NON DEDUCTABLES					0
	NFE OF PERIOD					0

BALANCE OF THE NFEA AT THE END OF PERIOD
(Preseent year information)

NFEA BALANCE TO 31 OF DECEMBER OF:			2002			50,881,858

Number of shares outstanding at the date of the NFEA: (Units)						106,042,750

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC		QUARTER: 4		YEAR 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)
ANNEX 12				CONSOLIDATED
Final Printing

MODIFICATION BY COMPLEMENTARY

NFEA BALANCE TO DECEMBER 31st OF:	0		-

Number of Shares outstanding at the Date of the NFEA: (Units)			-

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC					QUARTER: 4		YEAR 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
(Thousands of Pesos)
ANNEX 12 - A							CONSOLIDATED
							Final Printing

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF:			2001			1,675,979

Number of Shares outstanding at the Date of the NFEA: (Units)						115,856,150

		ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES CONSOLIDATED

DIVIDENDS PAID IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER		SERIES		NUMBER OF SHARES		DATE OF	AMOUNT
				OUTSTANDING		SETLEMENT
0		0		0			0

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000

	FISCAL EARNINGS					0
	-DETERMINED INCOME					0
	+DEDUCTED WORKER'S PROFIT DEDUCTED					0
	-DETERMINED WORKER PROFIT SHARING					0
	-DETERMINED NFE					0
	-NON DEDUCTABLES					0
	NFE OF PERIOD					0

BALANCE OF THE NFEAR AT THE END OF PERIOD
(Preseent year information)

NFEAR BALANCE TO 31 OF DECEMBER OF:			2002			1,675,979

Number of shares outstanding at the date of the NFEA: (Units)						106,042,750

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:			0			-

Number of Shares outstanding at the Date of the NFEA: (Units)						-

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC						QUARTER: 4		YEAR 2002
INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES
ANNEX 12 - A
								CONSOLIDATED
								Final Printing

			NUMBER OF SHARES				CAPITAL STOCK
	NOMINAL	VALID	FIXED	VARIABLE			(Thousands of Pesos)
SERIES	VALUE	CUPON	PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B			14,000,000	92,042,750		63,179,030	7,000	46,021
L						21,431,860
D						21,431,860
TOTAL			14,000,000	92,042,750	-	106,042,750	7,000	46,021

TOTAL NUMBER OF SHARES REPRESENTING THE PID IN CAPITAL SOTKC ON THE DATE OF SENDING THE INFORMATION

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's
ADS's
GDS's:

REPURCHASE OWN SHARES

			NUMBER OF	MARKET VALUE OF THE SHARES
	SERIES		SHARES	AT REPURCHASE VALUE			AT QUARTER
	B		2561400		5.7476		5.6500
	L		3626000		5.9891		6.0000
	D		3626000		5.9891		6.0000

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

    _______________________                                                 _________________________

    LIC. JESUS OLIVAS CORRAL                                                LIC. LUIS FERNANDO CANO B.

    CHIEF FINANCIAL OFFICER                                                 INVESTOR RELATIONS

CHIHUAHUA, CHIH. AT JANUARY 31 OF 2003

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

INTERCERAMIC REPORTS RECORD SALES IN 2002.

Without regard for the global economic slowdown and uncertainty over fears of war in the Middle East and ongoing threats and acts of terrorism, demand in the ceramic tile markets was surprisingly firm in 2002. At Interceramic, although we posted another record year with sales topping US $300 million for the first time, we view 2002 more for opportunities not quite realized and ready for seizing in 2003. Over the course of the year we pursed an aggressive growth strategy, which included dedicating increasing amounts of our production capacity to high margin, innovative products, outsourcing manufacture of lower end products with third parties and ramping up our sales and distribution infrastructure. Our production of rectified tile close fitting tile with virtually no grout seam has proven extremely successful and we will double our production capacity of this product starting in February. Interceramic is currently the only company in North America making this cutting - edge, high fashion product. We also launched during 2002 an innovative range of glazed porcelain tile products into the United States market and are commencing distribution of them in Mexico as well. An extremely upscale product, glazed porcelain tile represents the absolute top of the ceramic tile industry worldwide and has been very well received. In the course of shifting more attention to these kinds of offering we also continued to push advances in efficiencies and technologies in our production facilities and expansions in our wholly owned distribution networks, spending a total of US $16.6 in capital expenditures during the year. These efforts have led, among to other efficiencies, to a material decrease in headcount in the past couple of years (down 21.7 percent from 3,947 to 3,089) even while our production has gotten more efficient.

On the infrastructure side, to prepare for higher sales levels, we added several new points of sale in critical markets both in Mexico and the United States. In each market we have expanded customer service operations and invested heavily in new marketing programs and expanding and improving our sales force. Further, we are in the final implementation stages of an immense Oracle supply chain management system that ties Interceramic electronically with each link in the chain from raw materials to manufacturing, warehousing, distribution and ultimate sale, making our production much more attuned to demand throughout our sales networks in the United States and Mexico. These extensive improvements, while adding expense to 2002, leave us in perfect shape to pump more sales through our distribution in 2003.

Some poor timing early in the year however led to significant outages of lower price products which play an important role in drawing customers to our stores. While we contracted with outside manufacturers to supply us with these products, the private label programs came with unforeseen glitches that took most of the year to shake out. The end result for the year was that although sales grew, we fell far short of our 15 percent target. At US $300.0 million, 2002 sales were 4.15 percent over sales of US $288.0 million in 2001. Our gross margin at 37.00 percent was pretty much in line with the 37.21 percent tagged last year. But the increased operating expense incurred to support our projected sales growth pinched our operating margin when sales were less than expected, and at US $28.5 million in 2002 our operating income dropped 13.33 percent over US $32.9 million in 2001. Earnings before interest, taxes, depreciation and amortization ("EBITDA") suffered as a result and although strong at US $43.2 million still dipped 7.53 percent over the US $46.7 million recorded in 2001.

The refinancing of our US $90.0 million Eurobond debt into a secured, US $100.0 million syndicated loan that was consummated in mid-2002 dramatically reduced our interest cost however, and our financial ratios during the year remained excellent with a debt service coverage ratio of 4.4 at the end of 2002 compared to 3.6 at December 31 of 2001 and a ratio of debt to EBITDA of 2.7, the same as at the end of last year.

For the first time in recent memory, sales in Mexico registered a slight dip over the previous year, with Mexican sales of US $169.1 million down almost one percent from the US $170.6 million in sales for 2001. Sales of product by volume in Mexico were down as well, 4.58 percent lower in 2002 than in 2001. Without question, severe shortages of lower priced products in our Mexican stores during 2002 particularly early in the year really hampered our efforts in the country. The less expensive products are important in catching the attention of consumers and getting them into the store where they might buy more or higher end product. With an obvious lack of these products in most of our stores, traffic in many locations clearly fell off. This trend is reversing itself as the private label program matures, and our expectations for renewed sales growth in Mexico during 2003 are high.

The International markets primarily the United States provided a healthy boost during the year. International sales of US $130.9 million climbed by 11.46 percent over sales of US $117.4 million in 2001. Despite the negative impact of product outages that occurred in the United States as well, we ended up selling more than 10 percent square meters than last year. During the year we opened two new "Ceramic Tile International" company stores, including our first in the colossal southern California area, and we started development work on three other new CTI stores. Extraordinary potential remains to be tapped in the United States and we look forward to this continuing challenge.

In the main, Interceramic's fourth quarter results in 2002 reflect the overall trend of the year. Fourth quarter sales of US $76.5 million represented a 4.55 percent increase over sales of US $73.1 million in the fourth quarter of 2001. Operating income sagged by almost 19 percent over the two periods, with operating income of US $6.0 million in the fourth quarter of 2002 compared to US $7.4 million in 2001. EBITDA of US $9.8 million in the fourth quarter of 2002 slid by 9.36 percent under EBITDA of US $10.8 million in the fourth quarter of 2001.

Notwithstanding the snags encountered in 2002, our infrastructure is up and running, the bugs worked out and the products flowing through our web of distribution throughout Mexico and the United States. Our plants are efficient and our products exciting and innovative. There should be no obstacle to achieving our objectives in 2003 and we plan on delivering results. As always, we are thankful for and appreciate the support of our investors, customers and suppliers.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

RELEVANT FINANCIAL INFORMATION                                                                                           Oct-Dec '02              Jan-Dec '02
(Thousands of Nominal US Dollars)                                                                                                                       vs.                            vs.

                                                                                                                         Oct-Dec '02          Jan-Dec '02             Oct-Dec '01               Jan-Dec '01

Consolidated Sales	76,475	300,007	4.5%	4.2%
Mexico	45,026	169,136	2.1%	(0.9%)
International	31,449	130,871	8.2%	11.5%
Consolidated Sq. Meters sold (Thousands)	6,734	25,982	5.5%	1.0%
Sq. Meters sold (Mexico)	4,334	15,331	6.2%	(4.6%)
Sq. Meters sold (International)	2,399	10,651	4.1%	10.4%
Sq. Meters produced (Thousands)	5,745	23,276	2.9%	(2.4%)
EBITDA	9,789	43,175	(9.4%)	(7.5%)
EBITDA/Interest expense (LTM)	4.39	4.39	20.9%	20.9%

INCOME STATEMENT                                                                                                                             Oct-Dec '02              Jan-Dec '02

(Thousands of Nominal US Dollars except per Unit data)                                                                                         vs.                              vs.

                                                                                                                                   Oct-Dec '02          Jan-Dec '02             Oct-Dec '01              Jan-Dec '01

Net Sales	76,475	300,007	4.5%	4.2%
Cost of goods sold	(49,517)	(189,015)	5.7%	4.5%
Gross Income	26,958	110,993	2.4%	3.6%
Operating Expenses	(20,961)	(82,503)	10.7%	11.0%
Operating Income	5,997	28,489	(18.8%)	(13.3%)
Integral Cost of Financing	(1,920)	(15,343)	(261.2%)	544.9%
Interest Expense	(2,165)	(10,562)	(33.4%)	(21.4%)
Interest Income	263	731	34.1%	23.5%
Foreign Exchange Gain (Loss)	(1,567)	(10,509)	(148.5%)	(316.9%)
Monetary Effect	1,548	4,997	52.8%	(11.2%)
Other Items	(306)	(1,209)	(93.4%)	(74.9%)
Income Tax and Employee Profit Sharing	670	(2,264)	(221.9%)	13.8%
Deferred Income Tax	4,456	784	(891.8%)	(127.0%)
Minority Income	707	1,801	(202.6%)	(19.7%)
Net Majority Income	8,190	8,655	132.9%	(53.3)
Weighted Average Number of Units Outstanding (Thousands)	55,027	57,184	(5.0%)	(1.3%)
EP UNIT (as Waded in the BMV)	0.15	0.15	145.2%	(52.7%)
EP ADR (as traded in the NYSE)	0.74	0.76	145.2%	(52.7%)

BALANCE SHEET
(Thousands of Nominal US Dollars)                                                        Oct-Dec '02              Jan-Dec '02

Current Assets	121,497	(1.1%)
Cash Equivalents	8,419	(61.8%)
Fixed Assets	166,509	2.7%
Other non-current Assets	6,651	27.1%
TOTAL ASSETS	294,657	1.5%
Short-term Bank Debt	25,133	(75.2%)
Other short-term Liabilities	42,273	35.4%
Long-term Bank Debt	91,245	273.5%
Deferred Taxes	31,192	0.3%
Other long-semi Liabilities	-	(100.0%)
TOTAL LIABILITIES	189,842	0.7%
Majority Shareholders Equity	15,496	4 4%
Minority Interest	19,319	(2.0%)
TOTAL SHAREHOLDERS' EQUITY	104,815	3.1%

Note: Unless otherwise indicated, all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and in addition, as a result of changes in Mexican GAAP pursuant to Bulletin B-15, for purposes of clarity. information is also presented in nominal US Dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month.

RELEVANT FINANCIAL INFORMATION                                                                                             Oct-Dec '02              Jan-Dec '02
(Thousands of Pesos as of December 2002)                                                                                                            vs.                               vs.

                                                                                                                           Oct-Dec '02              Jan-Dec '02            Oct-Dec '01              Jan-Dec '01

Consolidated Sales	789,788	3,058,853	6.6%	2.9%
Mexico	465,055	1,724,402	4.2%	(2.0%)
International	324,733	1,334,451	10.3%	0.2%
Consolidated Sq. Meters sold (Thousands)	6,734	25,982	5.5%	1.0%
Sq. Meters sold (Mexico)	4,334	15,331	6.2%	(4.6%)
Sq. Meters sold (International)	2,399	10,651	4.1%	10.4%
Sq. Meters produced (Thousands)	5,745	23,276	2.9%	(2.4%)
EBITDA	101,070	439,903	(7.6%)	(8.6%)
EBITDA/Interest Expense (LTM)	4.39	4.39	20.9%	20.9%

INCOME STATEMENT                                                                                                                           Oct-Dec '02              Jan-Dec '02
(Thousands of Pesos as of December 2002 except per Unit data)                                                                           vs.                            vs.

                                                                                                                                      Oct-Dec '02          Jan-Dec '02            Oct-Dec '01              Jan-Dec '01

Net Sales	789,788	3,058,853	6.6%	2.9%
Cost of goods sold	(511,445)	(1,927,568)	7.8%	3.3%
Gross Income	278,343	1,131,285	4.4%	23%
Operating Expenses	(216,438)	(841,221)	12.9%	9.7%
Operating income	61,905	290,063	(17.3%)	(143%)
Integral Cost of Financing	(19,969)	(157,527)	(264.3%)	531.0%
Interest Expense	(22,365)	(107,475)	(32.1%)	(22.6%)
Interest Income	2,720	7,476	36.8%	22.3%
Foreign Exchange Gain (Loss)	(16,331)	(108,381)	(149.8%)	(319.4%)
Monetary Effect	16,007	50,853	55.6%	(12.8%)
Other Items	(3,163)	(12,432)	(93.2%)	(74.5%)
Income Tax and Employee Profit Sharing	6,822	(23,077)	(222.5%)	12.3%
Deferred Income Tax	46,042	8,448	(910.5%)	(128.4%)
Minority Income	7,300	18,405	(205.3%)	(21.2%)
Net Majority Income	84,336	87,071	135.2%	(54.4%)
Weighted Average Number of Units Outstanding (Thousands)	55,027	57,184	(50%)	(1.3%)
EP UNIT (as traded in the BMV)	1.53	1.52	147.6%	(539%)
EP AUR (as traded in the NYSE)	7.66	7.61	147.6%	(53.9%)

BALANCE SHEET
(Thousands of Pesos as of December 2002)                                        Oct-Dec '02          Jan-Dec '02

Current Assets	1,262,355	1.8%
Cash Equivalents	87,472	(60.7%)
Fixed Assets	1,730,033	5.7%
Other non-current Assets	69,099	30.8%
TOTAL ASSETS	3,061,487	4.5%
Short-term Bank Debt	261,134	(74.4%)
Other short-tern Liabilities	439,212	39.3%
Long-term Bank Debt	942,036	284.5%
Deferred Taxes	324,080	3.2%
Other long-term Liabilities	-	(100.0%)
TOTAL LIABILITIES	1,972,462	3.6%
Majority Shareholders Equity	888,301	7.4%
Minority Interest	200,724	0.9%
TOTAL SHAREHOLDERS' EQUITY	1,089,025	6.2%

Note: Pursuant to Bulletin B15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from January '02 to December '02 was 9.83% compared to the inflation for the same period of 5.70%.

                                                                                   Consolidated Sales

                                                                             (Millions of Nominal Dollars)

                                                                             +5%                                                                         +4%

                                         73.1                   76.5                                                 288.0                 300.0

                                    Oct-Dec '01      Oct-Dec '02                                     Jan-Dec '01        Jan-Dec '02

                                                                                    Operating Income

                                                                                  (Millions of Nominal Dollars

                                                                                  and as a percentage of sales)

                                                                            -19%                                                                            -13%

                                          7.4                   6.0                                                           32.9                28.5

                                    Oct-Dec '01     Oct-Dec '02                                            Jan-Dec '01      Jan-Dec '02

                                                                                                EBITA

                                                                                  (Millions of Nominal Dollars

                                                                                  and as a percentage of sales)

                                                                          -9%                                                                                    -8%

                                          10.8                  9.8                                                              46.7                 43.2

                                    Oct-Dec '01      Oct-Dec '02                                                Jan-Dec '01      Jan-Dec '02

                                            Debt Service                                                         Debt to EBITDA

                                                (Times)                                                                                       (Times)

                                            Last Twelve Months                                                                 Last Twelve Months